Maxima Group, Inc.
2360 Corporate Circle, Suite 400
Henderson, Nevada 89074

March 3, 2014

United States
Securities and Exchange Commission
Washington, DC 20549

Maxima Group, Inc.
Registration Statement on Form S-1
Filed January 23, 2014
File No. 333-193500

Dear: Larry Spirgel

In response to your letter dated February 11, 2014 which included comments regarding our registration statement, we have prepared the following responses:

GENERAL

COMMENT: 1

It appears that your company is a "shell company" as defined in Rule 405 of Regulation C. In this regard, we note that your company has had nominal operations and assets since inception in May 2013. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale," the resale limitations imposed by Rule 144(i) due to your shell company status.

Response: We have revised the cover page of our prospectus to prominently disclose that we are considered a shell company and discussed the resale limitations imposed by Rule 144(i) due to our shell company status.

COMMENT: 2

Confirm through added disclosure, if true, that you do not believe that the company is a blank check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

Response: We have added following disclosure:

Maxima Group Inc. is not a blank check company. Maxima Group Inc and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.
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PROSPECTUS SUMMARY, PAGE 3

COMMENT: 3

Please delete the statement in the heading that the summary is "not complete."

Response: We have delited the statement.

COMMENT: 4

We note your statement that you have elected to take advantage of the transitional period for emerging growth companies. You repeat this statement on page 12, yet this contradicts your statements on page 9 and page 11 that you have irrevocably elected not to avail yourselves of this exemption. Please revise to reconcile these statements.

Response: We have revised to reconcile these statements.

RISK FACTORS, PAGE 6

COMMENT: 5

Please delete the statement in the introductory paragraph that your discussion of risks is not all-inclusive. Revise to include a statement that the risk factor section includes all material risks of which the company is aware.

Response: We have deleted the statement in the introductory paragraph that our discussion of risks is not all-inclusive. We have revised to include a statement that the risk factor section includes all material risks of which our company is aware.

WE ARE A DEVELOPMENT-STAGE COMPANY AND HAVE COMMENCED LIMITED OPERATIONS, PAGE 6

COMMENT: 6

Please revise to clarify what is meant by the statement that "it is doubtful that we will generate any operating revenues or ever achieve profitable operations."

Response: We have revised to: "It is possible that we will not generate significant revenues or achieve profitable operations".

PLAN OF DISTRIBUTION, PAGE 15

COMMENT: 7

We note your statement that shares in this offering will be made at $.02 per share "until a market develops for the stock." This contradicts the statement in the following paragraph that all sales will be sold at the fixed price of $.02. Moreover, the company is not eligible to sell its shares at market prices. Refer to Rule 415(a)(4) of Regulation C. Please revise accordingly.

Response: We have deleted "until a market develops for the stock".

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COMMENT: 8

You state on page 16 that the expenses incidental to this registration will be $9000 whereas on the previous page you stated that they would be $9700. Please reconcile.

Response: We have revised that our expenses incidental to this registration will be $9,700.

PLAN OF OPERATION, PAGE 20

COMMENT: 9

You state on page 21 that Olymp Sports will be the Training Provider for the company. Please revise to clarify what this means. For example, on page 18 you appear to describe a system in which trainers will register with you individually as independent contractors. Please clarify whether trainers will be employed individually as independent contractors or through another company, or both.

Response: We have clarified as follows:

Our trainers will work on independent contractors basis. We will hire trainers on individually and trough Olymp Sports.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PG. 20
LIQUIDITY AND CAPITAL RESOURCES, PG. 22

COMMENT: 10

We note you disclose the current funds available should be sufficient to continue maintaining your reporting status until funds are raised from the prospective offering and that your founder may be willing to provide funds required to maintain the Company's reporting status. Please tell us and disclose what plans you have in place to meet the budgeted costs of $9,700 during the registration process considering you have only $5,055 of cash on hand at November 30, 2013, and your founder has not firmly committed to loan potential required additional funds.

Response: We plan to use the loans from our director to finance our expenses for this offering even though there is no firm commitment. We believe that we will obtain this loan from our director as he is the majority owner of the company and therefore has an incentive to finance us.

COMMENT: 11

Please disclose in more detail whether a minimum of $25,000 raised will be sufficient for you to implement your initial plan of operation for the first 12 months without the need to raise additional funds. You disclose the Company will need $10,000 over the next 12 months for the cost of being a reporting public company. It is unclear whether the minimum $25,000 raised would sustain your initial operations for 12 months.

Response: We have revised our Use of Proceeds and Plan of Operations section to indicate that in the next 12 months we require $25,000 to sustain operations and to pay for our costs of being a reporting company.

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COMMENT: 12

Please clarify the meaning of the last two sentences in the third paragraph, in particular the statement that you may raise funds to proceed with your business plan through a private placement or loans. This appears to contradict the heading to the first risk factor on page 6, which states that you are solely dependent on the funds raised in this offering.

Response: We have revised private placement to "this offering".

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSONS

COMMENT: 13

Please disclose the nature of Lattotal's business.

Response: Lattotal is selling damaged cars for insurance company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PG. F-1

COMMENT: 14

Please have your auditors revise their report to reflect in the first paragraph that May 24, 2013 is inception consistent with AU Section 508.

Response: We have revised our auditor report to reflect in the first paragraph that May 24, 2013 is inception consistent with AU Section 508.

FINANCIAL STATEMENTS FOR THE PERIOD ENDED NOVEMBER 30, 2013
NOTES TO THE FINANCIAL STATEMENTS
NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS, PG. F-6

COMMENT: 15

Please revise the description of your business to reflect an online personal fitness company as described on pg. 18 of the prospectus. We note you disclose that you are in the Errand and Concierge services online business.

Response: We have revised the description of our business to reflect that we are online personal fitness company.

Please direct any further comments or questions you may have to the company's attorney:

Scott D. Olson, Esq.
274 Broadway
Costa Mesa, CA 92627
Tel: (310) 985-1034

Thank you.

Sincerely,


/s/ Germans Salihovs
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Germans Salihovs

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